UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 10, 2026

Perceptive Capital Solutions Corp
(Exact name of registrant as specified in its charter)

Cayman Islands	001-42126	98-1783595
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

51 Astor Place, 10th Floor	10003
New York, NY	(Zip Code)
(Address of principal executive offices)

(212) 284-2300
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	PCSC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03	Amendments to Articles of Association.

On June 10, 2026, Perceptive Capital Solutions Corp, a Cayman Islands exempted company (“PCSC”) held an extraordinary general meeting of its shareholders (the “Shareholder Meeting”) to approve an amendment (the “Articles Amendment”) to PCSC’s amended and restated memorandum and articles of association to extend the date by which PCSC has to consummate an initial business combination from June 13, 2026 to June 13, 2027 (the “Extension Amendment Proposal”).

PCSC’s shareholders approved the Extension Amendment Proposal at the Shareholder Meeting and on June 10, 2026, PCSC filed the Articles Amendment with the Registrar of Companies of the Cayman Islands.

The foregoing description is qualified in its entirety by reference to the Articles Amendment, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

Item 5.07	Submission of Matters to a Vote of Security Holders.

On June 10, 2026, PCSC held the Shareholder Meeting to approve the Extension Amendment Proposal and, if necessary, the Adjournment Proposal, each as more fully described in the definitive proxy statement that PCSC filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2026. As there were sufficient votes to approve the Extension Amendment Proposal, the Adjournment Proposal was not presented to shareholders.

Holders of 6,312,808 Class A Ordinary Shares, par value $0.0001 per share, of PCSC (the “Class A Ordinary Shares”) and holders of 2,156,250 Class B Ordinary Shares, par value $0.0001 per share, of PCSC (the “Class B Ordinary Shares”) held of record as of close of business on May 12, 2026, the record date for the Shareholder Meeting, entitled to vote at the Shareholder Meeting, were present in person or by represented by proxy at the Shareholder Meeting. Such PCSC shareholders represented approximately 76.5% of the voting power of PCSC’s Class A Ordinary Shares and Class B Ordinary Shares as of the record date for the Shareholder Meeting, and formed a quorum for the transaction of business.

The voting results for the Extension Amendment Proposal were as follows:

(1)	The Extension Amendment Proposal

For	Against	Abstain	Broker Non-Votes
8,515,798	75	4,866	0

PCSC had solicited proxies in favor of an Adjournment Proposal which would have given PCSC authority to adjourn the Shareholder Meeting to solicit additional proxies, if necessary. As sufficient shares were voted in favor of the Extension Amendment Proposal, the Adjournment Proposal was not voted upon at the Shareholder Meeting.

In connection with the vote to approve the Extension Amendment Proposal, the holders of 754,008 Class A Ordinary Shares duly exercised their right to redeem (and did not withdraw their redemption exercises) their Class A Ordinary Shares for cash at a redemption price of approximately $10.82 per share, for an aggregate redemption amount of approximately $8.16 million. After giving effect to the redemptions in connection with the Shareholder Meeting, approximately $85.17 million will remain in the trust account for PCSC’s use in connection with consummating an initial business combination, subject to the redemption rights of holders of Class A Ordinary Shares in connection with such initial business combination.

Additional Information about the Proposed Business Combination and Where to Find It

The proposed business combination between PCSC and Freenome Holdings, Inc., a Delaware corporation (“Freenome”, and such transaction, the “Business Combination”) will be submitted to shareholders of PCSC for their consideration. PCSC has filed a registration statement on Form S-4 with the SEC, which includes preliminary and definitive proxy statements to be distributed to PCSC's shareholders in connection with PCSC's solicitations of proxies from PCSC's shareholders with respect to the proposed business combination and other matters to be described in the registration statement, as well as the prospectus relating to the offer of the securities to be issued to the stockholders of Freenome in connection with the completion of the proposed Business Combination. After the registration statement has been declared effective, PCSC will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed Business Combination and other matters to be described in the registration statement to Freenome stockholders and PCSC shareholders as of a record date to be established for voting on the proposed Business Combination. Before making any voting or investment decision, PCSC shareholders, Freenome stockholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by PCSC in connection with the proposed Business Combination and other matters to be described in the registration statement, when they become available because they will contain important information about PCSC, Freenome and the proposed Business Combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by PCSC with the SEC, once available, without charge, at the SEC's website located at www.sec.gov, or by directing a written request to Perceptive Capital Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, expectations relating to the proposed Business Combination and other related transactions. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of Freenome’s and PCSC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Freenome and PCSC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to the inability of the parties to successfully or timely consummate the proposed Business Combination and other related transactions; and the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement. Additional risks related to PCSC include those factors discussed in documents PCSC has filed or will file with the SEC, together with the risks described in the document entitled “Risk Factors” that has been made available to interested parties concurrent with this Current Report on Form 8-K and also set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in PCSC’s Annual Report on Form 10-K for the year ended December 31, 2024, PCSC’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2026, and in those documents that PCSC has filed, or will file, with the SEC.

If any of these risks materialize or PCSC’s or Freenome’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PCSC nor Freenome presently know or that PCSC and Freenome currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PCSC’s and Freenome’s expectations, plans, or forecasts of future events and views as of the date of this Current Report on Form 8-K and are qualified in their entirety by reference to the cautionary statements herein. PCSC and Freenome anticipate that subsequent events and developments will cause PCSC’s and Freenome’s assessments to change. These forward-looking statements should not be relied upon as representing PCSC’s and Freenome’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither PCSC, Freenome nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Participants in the Solicitation

PCSC, Freenome, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from PCSC’s shareholders with respect to the proposed Business Combination and the other matters set forth in the registration statement. Information regarding PCSC’s directors and executive officers, and a description of their interests in PCSC is contained in PCSC’s Annual Report on Form 10-K, which was filed with the SEC and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Perceptive Capital Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the proposed Business Combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This Current Report on Form 8-K is not a substitute for the registration statement or for any other document that PCSC and Freenome may file with the SEC in connection with the proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by PCSC, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Current Report on Form 8-K is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
3.1	Amendment to Amended and Restated Memorandum and Articles of Association.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 10, 2026

Perceptive Capital Solutions Corp

By:	/s/ Adam Stone
Name:	Adam Stone
Title:	Chief Executive Officer